Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: July 31st, 2025

On July 31st, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following video on X (Twitter), YouTube. The transcript is below:

TRANSCRIPT: From the Desk of Anthony Pompliano 7/31

Platform: YouTube & Twitter/X

Featuring: Anthony Pompliano

Anthony Pompliano:

0:00: Now there are a few different ways that you can measure results of an investment.

0:02: You can use internal rate of return.

0:04: You can use return on investment about compounding your growth rate, or there's even really esoteric things like time weighted and money weighted returns.

0:11: Every single one of these metrics is trying to measure something slightly different, but ultimately the goal for these metrics is to answer the question of is this investment good or bad?

0:21: It's a different calculation, but it's all trying to answer the same question.

0:24: But there's one problem with these metrics.

0:26: They all measure the investment return against the US dollar.

0:29: Why is that a problem?

0:30: Well, the dollar is being debased at an accelerated rate, so most assets priced in dollars continue to trend higher simply because of the loss of purchasing power.

0:38: Here, take a look at this data.

0:40: According to Trueflation, the US dollar has lost 28% of its purchasing power since January 2020.

0:46: That is an insane debasement in just half a decade.

0:49: So how can you measure the success of an investment while also removing the impact of that dollar debasement?

0:55: Well, one way that you could do it would be to measure the success of an investment against a finite asset that cannot be debased or can't be printed by anyone.

1:03: We can call this a Bitcoin rate of return.

1:05: If we apply the concept to the S&P 500, we get a very interesting story.

1:09: Let's take a look.

1:10: In dollar terms, the S&P 500 has appreciated approximately 100% since 2020.

1:16: But if we measure that same S&P 500 success against Bitcoin instead of the US dollar, we can see that the S&P is down 85% since 2020 in Bitcoin terms.

1:25: It's a complete destruction of stock portfolios when you actually measure the performance against a finite asset.

1:31: Now you can see the same phenomenon play out with US housing.

1:34: The median US home has appreciated by about 50% since 2016 when it was measured in dollar terms, but that same median home has dropped 99% in price when it's priced in Bitcoin.

1:45: The home costs about 664 Bitcoin in 2016, and now it costs less than 6 Bitcoin.

1:50: I explain it right here.

1:51: Take a look.

1:52: In 2016, the median home in America costs 664 Bitcoin.

1:56: Today it costs 6 Bitcoin.

1:58: So what ends up happening is in dollar terms, we actually saw about a 50% increase.

2:02: It was like 250 to $300,000.

2:04: Now it's over $400,000.40 50% increase in.

2:06: Dollar terms for the median home between 2016 and 2024.

2:10: So eight years, 50% increase in that home.

2:12: How many people's wages went up 50% or more?

2:15: Probably not as many.

2:16: In Bitcoin terms, there was a 99% reduction in the price of the median home in America priced in Bitcoin.

2:23: Bitcoin literally made housing more affordable.

2:26: And so when you think of it in those terms, what it does is it requires you to Break the mold of thinking in dollars and now think in terms of Bitcoin.

2:32: And so if you hold dollars, everything around you gets more expensive over time.

2:36: Your coffee gets more expensive, your house gets more expensive, the clothes that you buy, everything gets more expensive when you hold Bitcoin over the long run, everything gets less expensive over time.

2:44: Your purchasing power increases at a faster rate than the rate of inflation and therefore, literally every single good around you gets less and less expensive.

2:51: So if you're measuring the appreciation of your home, which is a very large portion of many people's net worth, then you thought you were getting wealthier in dollar terms, but you were actually getting poorer in terms of a finite asset.

3:01: Now these examples are a big reason why I personally believe Bitcoin rate of return is going to become an important new metric in traditional finance.

3:09: In fact, I believe this concept is so important that we've decided to change the ticker symbol for a Bitcoin data financial services company, Procap Financial, which is gonna be this public company after our proposed business combination.

3:20: We've changed that ticker symbol to BRR Bitcoin rate of return.

3:24: Now here's what we wrote in a recent press release about the ticker symbol change.

3:28: BRR stands for Bitcoin rate of return, a concept that Procap believes will emerge as a defining performance metric in the next era of finance.

3:35: As traditional currencies face ongoing debasement, Procap advocates for a shift in perspective to evaluating returns not in nominal US dollars but in Bitcoin as one of the world's most sound and scarce monetary assets.

3:47: Upon completion of the proposed business combination.

3:50: The goal of this public company is to simply outperform Bitcoin by creatively acquiring more Bitcoin to grow Pro Cap's Bitcoin per share.

4:00: Now, in addition, Pro Cap's ambition is to evolve into a full spectrum Bitcoin native financial institution.

4:05: Every dollar raised, every dollar deployed, and every dollar borrowed ultimately compounds back into more Bitcoin per share as done through differentiated yield generating strategies and operating cash flows that will support the Bitcoin network and its ecosystem partners.

4:18: Now given Procap's plan strategic focus on generating a compelling Bitcoin rate of return, the transition to the ticker symbol BRR serves as a clear reflection of its long term vision and alignment with its core objective.

4:30: Pretty clear, right?

4:32: Now of course that ticker symbol change it's gonna become effective today.

4:35: You're gonna hear a lot more people talking about this.

4:37: Now I share this information with you because I also I'm gonna be talking a lot more about Bitcoin rate of return, measuring the success of an investment against the US dollar.

4:45: That's easy mode.

4:47: Anyone can buy an asset, wait for the government to debase dollars, and then claim victory.

4:51: I mean, think about it, even gold, a nonproductive asset, is outperforming the S&P 500 over the last 10 years.

4:58: Easy mode.

4:59: So now the real challenge becomes whether an investor or a company can outperform Bitcoin.

5:03: Can someone generate a positive Bitcoin rate of return?

5:06: This makes Bitcoin the new hurdle rate, and as I continue to tell all of you, if you can't beat it, you gotta buy it.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash
IR@ColumbusCircleCap.com

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